Exhibit 12

H. J. HEINZ COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Nine Months
Ended
January 28,
2009
(Thousands of Dollars)

Fixed Charges:
Interest expense*	$260,322
Capitalized interest	—
Interest component of rental expense	22,959

Total fixed charges	$283,281

Earnings:
Income before adjustments for minority interests in consolidated subsidiaries, income or loss from equity investees, and income taxes	$1,051,241
Add: Interest expense*	260,322
Add: Interest component of rental expense	22,959
Add: Amortization of capitalized interest	525

Earnings as adjusted	$1,335,047

Ratio of earnings to fixed charges	4.71

*	Interest expense includes amortization of debt expense and any discount or premium relating to indebtedness.